333-7488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

Impress Metal Packaging Holdings BV

IMPRESS HOLDINGS B.V.
(Translation of Registrant's Name Into English)

World Trade Center, Tower C 8th Floor
Schiphol Boulevard 221
Luchthaven Schiphol
NL-1118 BH
The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes __ No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-__)

PART 1- FINANCIAL INFORMATION

IMPRESS HOLDINGS B.V.
CONDENSED CONSOLIDATED BALANCE SHEET
(€ millions)
(Unaudited)

	Notes	March 31, 2002	December 31, 2001
ASSETS			
Current assets:			
Cash and cash equivalents		40.9	41.2
Accounts receivable, net		225.0	186.5
Inventories	4	258.1	227.7
Prepaid expenses and other current assets		57.4	68.0
Total current assets		581.4	523.4
Goodwill and other intangibles, net		239.8	240.9
Property, plant and equipment, net		483.0	487.7
Other non-current assets		74.9	76.0
		1,379.1	1,328.0
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short term debt	5	23.4	2.4
Current portion of long term debt	5	26.9	27.1
Accounts payable		233.1	216.6
Rationalisation provision	3	14.9	16.3
Other current liabilities		125.4	116.9
Total current liabilities		423.7	379.3
Long term debt	5	532.7	531.1
Other liabilities		120.5	119.9
Rationalisation provision	3	5.8	5.9
Deferred income taxes		51.3	50.0
Minority interests		4.3	4.2
Redeemable special preference shares, par value Euro 0.45 per share 64 shares authorized; 60 shares issued and outstanding		59.1	57.8
Shareholders' equity:			
Cumulative preference shares, par value Euro 45 per share, 550,000 shares authorized; 500,014 shares issued and outstanding during the period		22.6	22.6
Priority shares, par value Euro 0.45 per share, 95 shares authorized; 95 shares issued and outstanding during the period		-	-
Ordinary shares, par value Euro 45 per share, 3,621,000 shares authorized; 3,433,737 shares issued and outstanding during the period;		154.6	154.6
Other shareholders' equity		4.5	2.6
Total shareholders' equity		181.7	179.8
		1,379.1	1,328.0

The accompanying notes are an integral part of these condensed financial statements.

IMPRESS HOLDINGS B.V.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(€ millions)
(Unaudited)

	Notes	Quarter ended March 31, 2002	Quarter ended March 31, 2001
Sales		319.0	326.5
Other revenues		0.7	6.4
Net sales		**319.7**	**332.9**
Cost of products sold		(276.2)	(284.1)
Selling and administration expenses		(14.0)	(14.7)
Depreciation and amortisation		(13.4)	(14.7)
Research and development expenses		(1.6)	(2.1)
Rationalisation & other charges	3	(3.5)	-
Other costs and operating income and expenses		(0.3)	(1.0)
Income from operations		**10.7**	**16.3**
Net interest and other financial charges		(12.9)	(15.4)
(Loss) / income before income taxes		**(2.2)**	**0.9**
Taxes on income		0.4	(0.4)
(Loss) / income after income taxes		**(1.8)**	**0.5**
Minority interests		0.1	-
Net (loss) / income		**(1.7)**	**0.5**

The accompanying notes are an integral part of these condensed financial statements.

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDER'S EQUITY
(€ millions)
(Unaudited)

	Ordinary shares Par value	Priority shares Par value	Cumulative preference shares Par value	Additional paid in capital	Retained earnings	Accumulated other comprehensive income	Comprehensive income	Total
Balance at January 1, 2000	22.8	-	22.8	50.3	3.7	(0.6)		99.0
Issuance of shares	133.1	-	-	16.7	-	-		149.8
Comprehensive income / (loss)								
Net (loss)	-	-	-	-	(34.6)	-	(34.6)	(34.6)
Other comprehensive income / (loss)								
Cumulative translation adjustment	-	-	-	-	-	(0.6)	(0.6)	(0.6)
Total other comprehensive income / (loss)						(0.6)	(0.6)	
Total comprehensive income / (loss)							(35.2)	
Treasury stock	-	-	-	-	(0.1)	-		(0.1)
Redemption discount and accretion of redeemable special preference shares	-	-	-	-	(5.9)	-		(5.9)
Balance at December 31, 2000	155.9	-	22.8	67.0	(36.9)	(1.2)		207.6
Amendment of share nominal values	(1.3)	-	(0.2)	1.5	-			-
Comprehensive income / (loss)								
Net (loss)	-	-	-	-	(21.0)		(21.0)	(21.0)
Other comprehensive income / (loss)								
Cumulative effect of change in accounting principles for derivatives and hedging activities, net of tax (See Note 10)	-	-	-	-	-	(7.2)	(7.2)	(7.2)
Changes in fair value of cash flow hedges	-	-	-	-	-	(2.4)	(2.4)	(2.4)
Cumulative translation adjustment	-	-	-	-	-	7.1	7.1	7.1
Total other comprehensive income / (loss)						(2.5)	(2.5)	
Total comprehensive income / (loss)							(23.5)	
Redemption discount and accretion of redeemable special preference shares	-	-	-	-	(4.3)	-		(4.3)
Balance at December 31, 2001	154.6	-	22.6	68.5	(62.2)	(3.7)		179.8
Comprehensive income / (loss)								
Net (loss)	-	-	-	-	(1.7)		(1.7)	(1.7)
Other comprehensive income / (loss)								
Changes in fair value of cash flow hedges	-	-	-	-	-	3.9	3.9	3.9
Cumulative translation adjustment	-	-	-	-	-	1.0	1.0	1.0
Total other comprehensive income / (loss)						4.9	4.9	
Total comprehensive income / (loss)							3.2	
Redemption discount and accretion of redeemable special preference shares	-	-	-	-	(1.3)	-		(1.3)
Balance at March 31, 2002	154.6	-	22.6	68.5	(65.2)	1.2		181.7

The accompanying notes are an integral part of these condensed financial statements.

IMPRESS HOLDINGS B.V.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(In € millions)
(Unaudited)

	Quarter ended March 31, 2002	Quarter ended March 31, 2001
Cash flows from operating activities		
Net (loss) / income	(1.7)	0.5
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortisation	13.4	14.7
Amortisation of deferred costs	0.8	0.5
Extraordinary loss on write off of deferred costs	-	-
Increase / (decrease) in deferred taxes	1.8	(4.0)
Other non-cash movements	6.7	3.6
Changes in working capital		
(Increase) / decrease in trade receivables	(38.5)	(25.9)
(Increase) / decrease in inventories	(31.0)	(3.1)
Increase / (decrease) in trade payables	16.1	(20.9)
Increase / (decrease) in accrued liabilities	1.3	7.9
Increase / (decrease) in interest and income taxes payable	8.1	8.6
Net change in other assets and liabilities	10.6	10.8
Net cash flows (used) / provided by operating activities	**(12.4)**	**(7.3)**
Cash flows from investing activities:		
Capital expenditures	(8.3)	(9.0)
Net cash (used in) investing activities	(8.3)	(9.0)
Cash flows from financing activities:		
Proceeds from long-term debt	-	-
Payments of long-term debt	-	-
Net change in short-term debt	20.9	29.9
Principal payments under capital lease obligations	(0.7)	(0.7)
Net cash provided by financing activities	20.2	29.2
Effect of exchange rate on cash and cash equivalents	0.2	0.9
Net change in cash and cash equivalents	**(0.3)**	**13.8**
Cash and cash equivalents at beginning of period	41.2	51.2
Cash and cash equivalents at end of period	**40.9**	**65.0**
Cash paid for interest	0.1	1.1
Cash (received) / paid for income tax	(3.1)	1.1
Cash paid for rationalisation	5.2	7.9

The accompanying notes are an integral part of these condensed financial statements.

IMPRESS HOLDINGS B.V.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(€ millions)
(Unaudited)

1. Basis of presentation

The accompanying unaudited Condensed Consolidated Financial Statements of Impress Holdings B.V. ("Impress", "the Group" or "the Company") have been prepared substantially in accordance with Rule 10-01 of Regulation S-X and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These financial statements should be read in conjunction with the consolidated 2001 financial statements included in the Company's filing on Form 20-F. In the opinion of the Company, the accompanying financial statements contain all adjustments (which are of a normal recurring nature) necessary to present fairly the financial position of Impress as at March 31, 2002, and the results of operations and the statement of cash flows for the period from January 1 to March 31, 2002.

2. Nature of operations

Impress Holdings B.V. was incorporated on May 4, 1997 as Impress Metal Packaging Holdings B.V. to be the holding company for the metal packaging businesses it acquired from Pechiney International ("Pechiney") and Schmalbach-Lubeca AG ('Schmalbach-Lubeca") on May 28, 1997 ("the 1997 Acquisition").

Subsidiaries were formed or acquired prior to the closing of the 1997 Acquisition in Germany, France, the Netherlands, the United Kingdom and Italy in order to purchase directly from Pechiney and Schmalbach-Lubeca, or their respective subsidiaries, the metal packaging operations located in certain countries of Europe and Japan.

Operations commenced following the acquisition of these businesses and consist primarily of the production, distribution and sale of steel and aluminium containers for a variety of food and non-food packaging in Western Europe with some operations in Eastern Europe and Japan. Acquisitions made in 2000 added significant operations in the United States through the purchase of the H.J. Heinz Company ("Heinz") can making assets as well as consolidating Impress' presence in France and expanding the Company's operations in Eastern Europe.

The Company changed its name to Impress Holdings B.V. with effect from December 31, 2001.

3. Rationalisation

The completion of the initial rationalisation plan following the 1997 Acquisition provided the base upon which further cost saving opportunities could be realised. This further rationalisation process takes into account business climate and pricing levels that have very significantly changed since the 1997 Acquisition.

As well as reducing the handicap of specific high cost environments, the rationalisation of the business, supported by appropriate capital expenditures, is intended to focus capital intensive and technical processes over a reduced number of sites, optimise logistics and handling systems, and re-position the business on more profitable customers and products. The further rationalisations undertaken in this direction during the year ended December 31, 2001 and first quarter of 2002 were as follows:

The Netherlands and Germany
During 2001, two rationalisation initiatives were launched. The first related to a headcount reduction program in certain Dutch plants involving approximately 25 positions. A provision of € 0.9 million was established in this regard and the Company expects cost savings of approximately € 1.0 million per annum.

The second initiative related to Company' Decorative and Protective Finishes ("DPF") business in Germany and involved a headcount reduction of 27 permanent positions and elimination of temporary staff. A provision of € 4.1 million was established primarily for this initiative. The Company expects these actions to generate cost savings of approximately € 2.9 million per annum. These charges were in part offset by the release of unutilized provisions relating to the closure of the SIA trading company in 1999.

Impress USA
On March 15, 2001 Heinz announced the restructuring of its StarKist canned tuna and petfood businesses in the United States. This resulted in the closure of two Heinz facilities served by Impress can plants acquired from Heinz in August 2000. For Impress this primarily meant switching capacity to other Impress plants that serve Heinz. During the second quarter of 2001 the Company rationalised its operations at the Terminal Island and Puerto Rico plants, leading to a head count reduction of over 200. Under the terms of the 10-year Supply Agreement with Heinz, all severance and other cash exit costs were recoverable from Heinz and no net income statement charge was therefore taken in this regard. The negotiation of recoveries, which covered both these costs and other expenses that would not meet the criteria for classification as rationalisation costs, was concluded through a final settlement reached with Heinz in December 2001.

Rhymney, United Kingdom
On December 5, 2001, following a consultation process with local employee representatives and other interested parties, the Company announced its intention to close the Rhymney plant with approximately 145 redundancies. A charge of € 12.4 million was recognised in the fourth quarter of 2001 covering severance pay and benefits (€ 8.0 million), other exit costs (€ 0.5 million) and asset write downs (€ 3.9 million). Production will cease in April 2002 when most redundancies will have occurred, with the remainder occurring later in 2002 once asset transfers to other locations are completed. The Company expects these actions to generate cost savings of approximately € 2.4 million per annum.

Grantham, United Kingdom
On January 5, 2002 the Company announced a planned re-sizing of its facility at Grantham in the United Kingdom following the loss of business significant to that plant. Consultations with employee representatives were concluded during the first quarter of 2002 and the initiative's implementation is now well progressed. Around 70 staff will remain employed at Grantham once the initiative is completed. The Company charged € 1.6 million in the year ended December 31, 2001 for asset write downs and charged € 1.7 million in the first quarter of 2002 primarily with regard to severance costs for the 42 redundancies involved. The Company expects these cost savings to offset the impact of lower volumes on plant profitability.

Lucca, Italy

On January 9, 2002 the Company announced its intention to close its plant at Lucca, Italy. Consultation with local employee representatives has been completed and the plant has been closed, resulting in 29 redundancies in the first quarter of 2002. The Company charged € 0.9 million in the year ended December 31, 2001 for asset write downs and charged € 1.2 million in the first quarter of 2002 for severance costs and other exit costs. The Company expects these actions to generate cost savings of approximately € 1.2 million per annum.

The components of the rationalisation provisions, which represent the Company's best estimates of the rationalisation plans' costs, are as follows:

	Employee costs € millions	Write down of assets € millions	Lease termination and other closure costs € millions	Total € millions
Balance at January 1, 2000	**20.8**	**-**	**5.4**	**26.2**
Cash utilisation in the year ended December 31, 2000	(16.9)	-	(1.9)	(18.8)
Reclassification	0.7	1.0	(1.0)	0.7
Reversed against goodwill	(0.7)	-	-	(0.7)
Allocated to goodwill	1.9	-	0.3	2.2
Charged to income	17.1	4.3	2.2	23.6
Transfer against assets	-	(5.3)	-	(5.3)
Currency translation effect	(0.1)	-	-	(0.1)
Balance at December 31, 2000	22.8	-	5.0	27.8
Cash utilisation in the year ended December 31, 2001	(16.3)	-	(0.9)	(17.2)
Reclassification	0.3	-	(1.6)	(1.3)
Allocated to goodwill	0.4	-	-	0.4
Charged to income	12.8	11.9	(0.5)	24.2
Transfer against assets	-	(11.9)	-	(11.9)
Currency translation effect	0.2	-	-	0.2
Balance at December 31, 2001	20.2	-	2.0	22.2
Cash utilisation in the quarter ended March 31, 2002	(4.5)	-	(0.7)	(5.2)
Reclassification	-	-	0.2	0.2
Charged to income	3.3	-	0.2	3.5
Balance at March 31, 2002	19.0	-	1.7	20.7

4. Inventories

Inventories at March 31, 2002 comprised the following:

	March 31, 2002 € millions	December 31, 2001 € millions
Finished goods	113.0	94.8
Work in progress	59.7	46.9
Raw materials	64.7	64.3
Supplies and spare parts	20.7	21.7
	258.1	227.7

5. Borrowings

Short term borrowings at March 31, 2002 comprised the following:

	March 31, 2002 € millions	December 31, 2001 € millions
Revolving credit facility	20.0	-
Bank and other short term borrowings	3.4	2.4
Short term debt	23.4	2.4

Long term borrowings at March 31, 2002 comprised the following:

	March 31, 2002 € millions	December 31, 2001 € millions
Senior subordinated notes	102.3	102.3
Junior subordinated notes	39.4	38.5
Senior term loans	407.2	406.0
Other term loans	0.3	0.3
Capital lease obligations	10.4	11.1
Total debt	559.6	558.2
Current portion of long term debt	(26.9)	(27.1)
Long term debt	532.7	531.1

The movement on the senior term loans balance between December 31, 2001 and March 31, 2002 reflects the net € 1.2 million impact of the re-translation of foreign currency loan balances at period end rates.

Senior Subordinated Notes

In connection with the 1997 Acquisition, in addition to the facilities provided by the banks, the Company issued € 102.3 million (DM 200.0 million) of Senior Subordinated Notes (the "Senior Notes"). The Senior Notes are unsecured obligations of the Company and mature on May 29, 2007 or earlier upon the occurrence of an event of default as therein defined. The holders of the Senior Notes may, in certain circumstances, require the Company to redeem the Senior Notes. The Senior Notes bear interest at a rate of 9.875% per annum. Interest is payable semi-annually on May 29 and November 29 of each year.

Junior Subordinated Note

In connection with the 1997 Acquisition, the Company issued a € 35.8 million (DM 70.0 million) Junior Subordinated Note (the "Note") with a term of ten years. Interest on the Note accrues on a cumulative basis at a rate of 6% per annum and is added to the principal of the Note. The Note is to be repaid in one instalment upon the occurrence of a public listing of the Company's shares, a sale or winding-up of the Company or upon the occurrence of certain other events. The Company is also obligated to make certain payments in respect of the Special Preference Shares to the extent that payments are made on the Note.

The Note is an unsecured obligation of the Company and is subordinated in right of payment to the Senior Notes. The Company believes the effective cost of the Note is 9.875%, being the market rate of similar debt at the date the Note was issued. Accordingly, the Note is accounted for on a net present value basis, using a discount rate of 9.875%.

Senior term loans

As a consequence of the 1997 Acquisition, the Company and certain of its subsidiaries entered into credit agreements ('the 1997 Credit Agreement') with the Company's principal banks. These facilities were re-financed twice during 2000. The second re-financing was entered into on August 7, 2000 when the Company entered into a Second Restatement and Amendment Agreement in connection with the acquisition of the Heinz United States can-making operations.

This re-financing became effective on August 14, 2000 following the completion of this transaction. Under the terms of this Second Restatement and Amendment Agreement (the 'August 14, 2000 Credit Agreement') the following credit facilities totalling € 573.9 million became available:

(a) A five-year amortizing term loan of € 203.3 million. Repayments are due on June 30 and December 31 annually starting with December 31, 2000. Final repayment is due on June 30, 2005. The loans are to be charged interest at the local base rates in each country of draw down plus a margin of 2.25% or 2.35%. The loan was fully drawn down upon entering the facility. Current interest rates paid are between 5.5% and 6.4% for Euro and GBP borrowings and 2.3% for JPY borrowings .
(b) A € 73.9 million term loan due in two payments of € 40.0 million on December 31, 2005 and € 33.9 million on June 30, 2006. The loans are to be charged interest at the local base rates in each country of draw down plus a margin of 3.00%. Current interest rates paid are between 6.2% and 7.1%.
(c) A USD 150 million (taken as € 166.7 million equivalent at draw down) six and a half year amortizing term loan. Repayments are due on June 30 and December 31 annually starting June 30, 2001. Final payment is due on December 31, 2006. Interest is charged at base rates plus a margin of 3.25%. The loan was fully drawn down upon entering the facility. The current interest rate paid is 5.2% .
(d) A € 50 million term capital expenditure facility. This facility has since been cancelled at the Company's request - see "2001 amendment" below.
(e) A € 80.0 million revolving credit facility, of which € 20.0 million was drawn as at March 31, 2002 and a further € 4.2 million of capacity used for guarantees. The loans are charged interest at the local base rates in each country of draw down plus a margin of 2.25%. The facility has no scheduled reduction in availability prior to the facility's maturity on June 30, 2006.

The August 14, 2000 Credit Agreement provides for certain limitations governing advances under, and in certain circumstances, the mandatory prepayment of, outstanding amounts under the various facilities. All amounts outstanding under any of the facilities are due upon the public sale or listing of the stock of the Company or its subsidiaries. Indebtedness under the August 14, 2000 Credit Agreement may be voluntarily prepaid without premium or penalty. In addition, the August 14, 2000 Credit Agreement also contains certain financial covenants (see also "Changes to the August 14, 2000 Credit Agreement during 2001" below), general covenants which restrict the incurrence of debt and liens, the payment of dividends, the incurrence of subordinated debt, the disposition of assets, the incurrence of capital expenditures and certain other activities and transactions.

The security given by the Company for obligations under the August 14, 2000 Credit Agreement consists of a pledge of substantially all the shares of the Company's direct and indirect subsidiaries and a security interest on certain of the assets of the Company's subsidiaries.

Changes to the August 14, 2000 Credit Agreement during 2001

The August 14, 2000 Credit Agreement has been revised twice during 2001; firstly on August 14, 2001 when an Amendment and Waiver Letter was concluded with the Company's lenders and secondly on November 30, 2001 when an Amendment and Consent Letter was received from the Company's lenders.

The August 14, 2000 Credit Agreement contains certain financial covenants that impose certain minimum financial tests and ratios for the Company to meet. The August 14, 2000 Credit Agreement originally provided for the thresholds to step up progressively during 2001, 2002 and 2003 from the levels applied as at December 31, 2000. The thresholds applying at December 31, 2003 were then to remain constant until the maturity of the facilities.

As of June 30, 2001, the Company would not have been in compliance with the "Consolidated EBITDA to Consolidated Net Interest Payable" and "Consolidated Net Borrowings to Consolidated EBITDA" financial covenants under the August 14, 2000 Credit Agreement (terms as defined in that agreement). The Company would have complied with the ratios applying as at December 31, 2000.

The Company therefore entered into an agreement with its principal banks, approved by the required majority of lending institutions, subject to approval of an updated business plan (see below). Under this agreement, set out in the Amendment and Waiver Letter, the lenders waived the breach of covenants as at June 30, 2001 and agreed that the further increase in thresholds for the ratios involved would be postponed.

The effect of the amendments agreed with the banks was to defer the increase in the two covenant ratios involved by three quarters. In addition, the Company requested that the banks cancel the € 50 million capital expenditure facility available under the August 14, 2000 Credit Agreement as such a facility was no longer required.

Under the Amendment and Waiver Letter agreement, the Company was required to prepare an updated business plan to be provided to the banks by September 30, 2001 which was then subject to review by an independent accounting firm and approval by the Company's banks. These steps culminated in a presentation to the banks on October 29, 2001.

As a result of this process, certain specific covenant hurdles were further adjusted to be consistent with the business plan and to match the seasonal profile of the Company's business. In addition, the Company requested and was granted a number of technical changes to the August 14, 2000 Credit Agreement and its definitions both to facilitate a proposed receivables securitisation program and to allow for the impact of changes in accounting standards rules on certain covenant definitions. The business plan and these changes were approved by the lenders and were set out in the Amendment and Consent Letter of November 30, 2001.

Interest rate hedging arrangements

Under the 1997 Credit Agreement entered into at the time of the 1997 Acquisition, the Company entered into interest rate hedging arrangements for the purposes of reducing its exposure to adverse fluctuations in interest rates. The hedging arrangements covered the majority of the Company's borrowings under the 1997 Credit Agreement up to and including 2002.

As a consequence of the re-financing of the Company's senior term loans in 2000 the Company re-evaluated its interest rate hedging arrangements and entered into additional hedging arrangements to (1) hedge the interest rate risk on borrowings under the August 14, 2000 Credit Agreement denominated in U.S. dollars and Japanese Yen, (2) bring the interest rate hedging coverage of Euro and GBP senior term borrowings to a minimum of 75% of the outstanding debt (adjusting for scheduled repayments) as required under the August 14, 2000 Credit Agreement and (3) to put in place hedging arrangements for the period beyond the expiry of existing hedging arrangements in 2002.

The interest rate hedging instruments outstanding as at March 31, 2002 are as follows:

Type	Currency	Inception / maturity	Nature	Average * € million	March 31, 2002 € million
Cap at 5%	Euro equivalents	June 1997 / June 2002	Amortising	128.8	94.6
Cap at 7.5%	GBP	June 1997 / June 2002	Amortising	27.4	20.9
Interest rate swap Pay 7% fixed	GBP	June 1997 / June 2002	Fixed	16.1	17.6
Collar Floor 6.09%, Cap 7.5%	LIT	June 1997 / June 2002	Amortising	31.7	17.9
Cap & floor - 8.0%, 5.2%	GBP	October 2000 / December 2005	Accreting, then amortising	20.7	13.0
Cap & floor - 9.0%, 5.56%	USD	October 2000 / December 2005	Amortising	125.2	126.8
Interest rate swap Pay 1.053% fixed	JPY	October 2000 / December 2005	Amortising	12.2	13.2
Interest rate swap Pay 5.54% fixed	Euro	January 2001 / December 2005	Accreting, then amortising	77.0	56.1

* at exchange rates at inception

In addition, the following instrument was entered into during 2000 with effect after March 31, 2002:

Type	Currency	Inception / maturity	Nature	Average * € million	March 31, 2002 € million
Cap & floor - 7.25%, 5.8%	GBP	June 2003 / June 2006	Accreting	8.7	Not applicable

* at exchange rates at date arrangement entered into

6. Shareholders' equity

Conversion of par values to Euro during 2001

During 2001, the Company amended its articles of association to restate the par value of its ordinary shares, cumulative preference shares and priority shares from NLG 100, NLG 100 and NLG 1 to € 45, € 45 and € 0.45 respectively. The reduction in the par value of shares arising on this conversion of € 1,487,060 has been transferred to a non distributable reserve within the additional paid in capital account.

7. Segmental information

Segmental information for the three months ended March 31, 2002 for the Company's reportable segments (and derived from the Company's internal management accounts as required by FAS 131) is as follows:

Quarter ended March 31, 2002	Food packaging € million	Seafood packaging € million	Decorative & protective finishes € million	United States food packaging € million	Specialities product packaging € million	Corporate costs € million	Total € million
Revenues from external customers	106.3	56.4	54.9	51.5	50.6	-	319.7
Corporate costs (including R&D)	-	-	-	-	-	(4.1)	(4.1)
Depreciation and amortisation	(4.4)	(1.6)	(1.9)	(2.4)	(1.7)	(1.4)	(13.4)
Rationalisation & other charges	(3.1)	-	(0.2)	-	-	(0.2)	(3.5)
Income from operations	2.8	4.1	3.0	1.2	5.5	(5.7)	10.7

Quarter ended March 31, 2001	Food packaging € million	Seafood packaging € million	Decorative & protective finishes € million	United States food packaging € million	Specialities product packaging € million	Corporate costs € million	Total € million
Revenues from external customers	114.0	59.1	60.3	51.2	48.3	-	332.9
Corporate costs (including R&D)	-	-	-	-	-	(4.8)	(4.8)
Depreciation and amortisation	(5.5)	(1.9)	(2.1)	(2.1)	(1.8)	(1.3)	(14.7)
Rationalisation	-	-	-	-	-	-	-
Income from operations	6.5	3.8	5.0	3.6	3.5	(6.1)	16.3

There is no difference between the total income from operations per reportable segment and the consolidated income from operations per the financial statements.

There has been no material change to the basis of segmentation or the basis of measuring segment income from operations compared to the segmental information presented in the Company's consolidated 2001 financial statements included in the Company's 2001 filing on Form 20-F. There has been no material change in the total assets per reportable segment since December 31, 2001.

8. Implementation of new accounting pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 supersedes APB Opinion No. 16, Business Combinations and SFAS No. 142 supersedes APB Opinion No. 17, Intangible Assets.

These standards revised the accounting for business combinations from July 1, 2001 onwards by:

- prohibiting the "pooling-of-interest" method of accounting and requiring the purchase method of accounting to be used on all business combinations initiated after June 30, 2001;
- requiring that separately identifiable intangible assets, other than goodwill, be recorded as assets; these intangible assets must either be amortised over their useful lives or, if they have indefinite useful lives, not amortised and periodically tested for impairment; and
- ceasing all amortisation of goodwill, instead requiring it be tested at least annually for impairment.

In addition, existing goodwill on business combinations completed before July 1, 2001 would no longer be amortised after December 31, 2001 and should be tested for impairment on implementation and on at least an annual basis thereafter.

Effective January 1, 2002, the Company has ceased amortisation of goodwill and indefinite-lived intangibles and will test for impairment of these assets on at least an annual basis. The impact of the elimination of amortisation of goodwill is expected to be € 5.9 million per year. However, it is possible that this effect may be offset over time by impairment charges arising from periodic impairment reviews. The Company has performed the first of its periodic impairment reviews as at January 1, 2002 during the first quarter of 2002 and this has not resulted in an impairment charge being required.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 superseded SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Assets to be disposed of" and the accounting and reporting provisions of APB Opinion No.30, "Reporting the Results of Operations - Reporting the Effects of Disposals of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions".

SFAS 144 establishes a single accounting model for long-lived assets to be disposed of, based on the SFAS 121 framework. SFAS 144 also addresses implementation issues related to SFAS 121. The Company has implemented the standard with effect from January 1, 2002. Management has assessed the provisions of this standard and does not expect a material impact on the Company's consolidated results of operations and financial position.

PART 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion represents management's analysis of the financial condition and results of operations for the period from January 1 to March 31, 2002. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Group's 2001 Annual Report on Form 20-F, along with the Condensed Consolidated Financial Statements and related notes included in and referred to within this report.

Certain information contained herein in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report, and in the Registration Statement, which are not historical facts (including statements concerning the Group's financial results and condition, and plans and strategy for its business or economic performance and related financing, or assumptions related thereto) are "forward-looking statements" within the meaning of the Federal Securities laws made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act 1995. Such forward-looking statements involve uncertainties and risks, including, but not limited to, factors described in this Report and in other documents published by the Group, including documents filed with the U.S. Securities and Exchange Commission. In addition, the Group and its representatives may from time to time make other oral or written statements which are also "forward-looking statements". These forward-looking statements are based upon management's expectations and beliefs concerning future events impacting the Group. Management cautions that forward-looking statements are not guarantees and that the Group's actual financial results and condition, and plans and strategy for its business and related financing may differ materially from such forward-looking statements.

A portion of the Group's sales are seasonal. In particular, sales to fruit and vegetable customers are linked to harvest times. As such, results of operations for the first and last quarter of each year are generally weaker than other quarters and for this reason, among others, results for the period January 1 to March 31, 2002 are not necessarily indicative of results that will be achieved during the year ending December 31, 2002.

1. Results of operations – Three months

Sales and earnings

Net sales for the Group in the first quarter of 2002 at € 319.7 million were € 13.2 million (4.0%) lower than in the first quarter of 2001 (€ 332.9 million), which was considered an unusually strong quarter.

Division	Net sales 2002 € million	2001 € million	Change € million
Food	106.3	114.0	(7.7)
Seafood	56.4	59.1	(2.7)
DPF	54.9	60.3	(5.4)
Impress USA	51.5	51.2	0.3
Specialities	50.6	48.3	2.3
Total	319.7	332.9	(13.2)

See Note 7 – "Segmental information" of the Condensed Consolidated Financial Statements included within this on Form 6-K for additional information on the Group's segments.

The decrease in Food Division sales in the first quarter of 2002 partly reflects lower advanced ordering for the harvest season compared to 2001. In addition, volumes in the United Kingdom and Italy were lower, in part related to the rationalisation of plants in both countries.

The Seafood Division's sales decreased in part due to lower sales in the Japanese market than in the previous year, essentially because of weak final demand and the transfer of some canning activities to other countries. Sales were also lower in Germany, which in the first quarter of 2001 had benefited from unusually high volumes as a result of the BSE meat scare. These decreases were partially offset by growth elsewhere, in particular to Heinz / Starkist in the Seychelles.

The decrease in DPF Division sales reflects this Division's efforts to rationalise its customer portfolio during 2001 as well as the continuing slump in the German building industry.

Impress USA sales increased by € 0.3 million to € 51.5 million in the first quarter of 2002 compared to € 51.2 million in the first quarter of 2001m. Net sales for the first quarter of 2001 included a one off credit of € 1.8 million relating to 2000. Allowing for this, net sales increased € 2.1 million, including the effect of exchange rate changes.

Specialities sales increased by € 2.3 million to € 50.6 million in the first quarter of 2002 compared to € 48.3 million in the first quarter of 2001. This 4.8% sales increase continues this division's recent history of strong performances.

Cost of goods sold

Cost of goods sold for the Group decreased € 7.9 million in the first quarter of 2002 (2.8%) to € 276.2 million, compared to cost of goods sold of € 284.1 million in the first quarter of 2001. Consistent with the previous three quarters, gross margin at 13.6% of sales in the first quarter of 2002 was lower than in the first quarter of 2001 (14.7%, or 14.2% excluding the € 1.8 million US credit in the first quarter of 2001 referred to above). This reduction in the gross margin reflects increases in metal and other input cost factors from the second quarter of 2001, not fully recovered through selling prices or through efficiency and cost reduction programmes.

Selling, general and administrative expenses

Selling, general and administrative expenses for the Group decreased by € 0.7 million (4.8%) to € 14.0 million in the first quarter of 2002, compared to € 14.7 million in the first quarter of 2001, representing 4.4% of consolidated net sales (2001: 4.4%).

Depreciation and amortisation

Depreciation and amortisation for the Group decreased € 1.3 million (8.8%) to € 13.4 million in the first quarter of 2002, compared to € 14.7 million in the first quarter of 2001. Depreciation and amortisation of tangible and intangible fixed assets amounted to € 13.4 million (2001: € 13.3 million) and amortisation of goodwill amounted to € Nil (2001: € 1.4 million).

The absence of goodwill amortisation in the first quarter of 2002 accounts for the decrease in the depreciation and amortisation charge compared to the first quarter of 2001. Effective January 1, 2002, the Group has ceased amortisation of goodwill following implementation of SFAS No. 142, "Goodwill and Other Intangible Assets"- See Note 8 to the Condensed Consolidated Financial Statements – "Implementation of new accounting pronouncements".

Research and development expenses

Reflecting the Group's continuing investment in new products and processes, research and development expenses were € 1.6 million in the first quarter of 2002 compared to € 2.1 million in the first quarter of 2001. The charge for 2002 is net of costs of € 0.5 million incurred in relation to capital projects and therefore capitalised in the related asset cost. This accounts for the decrease in the income statement charge compared to 2001. Research and development charges represented 0.5% of net sales (2001: 0.6%).

Rationalisation and other charges
The rationalisation charge recognised in the first quarter of 2002 of € 3.5 million relates primarily to charges for the closure of the Group's plant at Lucca, Italy (€ 1.2 million) and the re-sizing of the Group's plant at Grantham, United Kingdom (€ 1.7 million).

There were no rationalisation or other charges for the first quarter of 2001.

Other costs and operating income and expenses
The net loss on this caption in the first quarter of 2002 reflects the net impact of gains and losses on asset disposals, foreign exchange effects on operating items and other costs. The net loss on this caption in the first quarter of 2001 relates to foreign currency losses on operating items and losses realised on the disposal of fixed assets.

Income from operations
Income from operations before rationalisation charges decreased € 2.1 m to € 14.2 million in the first quarter of 2002 from € 16.3 million in the first quarter of 2001, representing 4.4% of net sales (2001: 4.9%). Excluding the € 1.8 million prior year credit in the United States in the first quarter of 2001 referred to above, income from operations before rationalisation costs was little changed. After rationalisation charges, income from operations decreased € 5.6 million to € 10.7 million in the first quarter of 2002, compared to income from operations of € 16.3 million in the first quarter of 2001.

EBITDA before rationalisation was € 27.6 million in the first quarter of 2002 compared to EBITDA before rationalisation of € 31.0 million in the first quarter of 2001 (€ 29.2 million excluding the prior year credit).

The following tables show income from operations by Division, before and after rationalisation costs.

	Income from operations before rationalisation		
Division	**2002**	**2001**	**Change**
	€ million	**€ million**	**€ million**
Food	5.7	6.5	(0.8)
Seafood	4.1	3.8	0.3
DPF	3.2	5.0	(1.8)
Impress USA	1.2	3.6	(2.4)
Specialities	5.5	3.5	2.0
Corporate costs	(5.5)	(6.1)	0.6
Total	14.2	16.3	(2.1)

Division	Income from operations 2002 € million	2001 € million	Change € million
Food	2.6	6.5	(3.9)
Seafood	4.1	3.8	0.3
DPF	3.0	5.0	(2.0)
Impress USA	1.2	3.6	(2.4)
Specialities	5.5	3.5	2.0
Corporate costs	(5.7)	(6.1)	0.4
Total	10.7	16.3	(5.6)

See Note 7 – "Segmental information" of the Condensed Consolidated Financial Statements included within this on Form 6-K for additional information on the Group's segments.

Income from operations before rationalisation in the Food Division decreased € 0.8 million, to € 5.7 million in the first quarter of 2002 compared to € 6.5 million in the first quarter of 2001, reflecting the impact of lower sales and reduced gross margins, discussed above. This Division also recognised rationalisation charges of € 3.1 million, principally with regard to the closure of Lucca and the downsizing of Grantham as discussed in Note 3 to the Condensed Consolidated Financial Statements – "Rationalisation" (2001: € Nil).

Income from operations before rationalisation in the Seafood Division increased € 0.3 million to € 4.1 million in the first quarter of 2002, compared to € 3.8 million in the first quarter of 2001. A reduction in average aluminium prices and other cost savings were partially offset by the effects of lower sales and an adverse sales mix, compared to the first quarter of 2001.

Income from operations before rationalisation in the DPF Division decreased € 1.8 million to € 3.2 million in the first quarter of 2002 (2001: € 5.0 million), reflecting the gross margin erosion and difficult market conditions in Germany, discussed above. This Division also recognised rationalisation charges of € 0.2 million in the first quarter of 2002 (2001: € Nil).

Income from operations before rationalisation in the Impress USA Division decreased € 2.4 million to € 1.2 million in the first quarter of 2002 compared to € 3.6 million in the first quarter of 2001. The first quarter of 2001 included volume shortfall adjustments for 2000 under the Group's long term supply agreement with Heinz of € 1.8 million, carried over to 2001 to meet revenue recognition requirements. Net of this income, income from operations before rationalisation decreased € 0.6 million to € 1.2 million from € 1.8 million. This reflected an unusual, adverse sales mix effect in the first quarter of 2002 compared to 2001.

Income from operations before rationalisation in the Specialities Division increased € 2.0 million to € 5.5 million in the first quarter of 2002 compared to € 3.5 million in the first quarter of 2001, continuing the Division's recent history of strong performances, supported by sales growth, following rationalisation in 2000.

Operating expenses before rationalisation in the Corporate Costs segment decreased € 0.6 million to € 5.5 million in the first quarter of 2002 compared to € 6.1 million in the first quarter of 2001, reflecting rationalisation benefits and cost control efforts. This segment also recognised rationalisation charges of € 0.2 million in the first quarter of 2002 (2001: € Nil).

Net interest and other financial charges
Net interest and other financial charges decreased € 2.5 million (16%) to € 12.9 million in the first quarter of 2002 compared to € 15.4 million in the first quarter of 2001. Net interest and other financial charges included a charge of € 0.8 million for the amortisation of bond and bank finance arrangement fees (2001: € 0.5 million). Net interest and other financial charges also included a charge of € 0.9 million (2001: € 0.9 million) to reflect the non-cash accretion of the discount on the Note, as well as an unrealised foreign exchange loss on bank borrowings of € 0.4 million (2001 € 3.7 million unrealised foreign exchange loss).

Net Interest payable decreased € 1.3 million to € 10.4 million in the first quarter of 2002 compared to € 11.7 million in the first quarter of 2001. The decrease in net Interest principally reflects lower net indebtedness following the scheduled repayment and voluntary prepayment of senior term debt during 2001.

While lower interest rates have also contributed to the reduction in net interest payable in the first quarter of 2002, the Group's interest rate hedging arrangements have prevented the full benefit of interest rate falls in 2002 compared to 2001 from flowing through to the Group. The Group is obligated under its credit agreements with its banks to hedge at least 75% of its bank debt against interest rate risk.

Taxation
Taxation for the first quarter of 2002 was a tax credit of € 0.4 million compared to a tax charge of € 0.4 million in the first quarter of 2001.

Minority Interest
Provisions for minority interest in the first quarter 2002 was a net credit of € 0.1 million compared to € Nil in the first quarter of 2001.

This provision represents the share of the results attributable to the 21% minority interest in the Group's operations in the Czech Republic as well as the share of the results attributable to the 2% minority interest in the Czech operations acquired as part of the Ferembal acquisition.

Net Loss
The net loss for the first quarter of 2002 was € 1.7 million compared to a net income of € 0.5 million in the first quarter of 2001. The net loss in the first quarter of 2002 principally reflects the post tax impact of the € 3.5 million of rationalisation charges.

2. Liquidity and capital resources

The Group's principal liquidity requirements over the next several years are expected to consist of funds required for the following:

- to fund working capital requirements;
- to fund scheduled annual principal payments of the amortising senior term loans under the August 14, 2000 Credit Agreement of € 36.5 million in 2002 (before taking account of December 2001's € 12.0 million voluntary prepayment) rising incrementally thereafter to a maximum of € 68.8 million in 2004.
- to fund the interest costs on servicing the Group's debt;
- to fund capital expenditure,
- to fund expenditures relating to rationalisation programs; and
- to fund taxation arising in various European jurisdictions.

The Group believes that cash generated from operations and funds available from revolving loan borrowings under the Group's credit agreements will be sufficient to meet the Group's expected liquidity requirements in the foreseeable future.

Borrowings
Short term debt as at March 31, 2002 was € 23.4 million (March 31, 2001: € 32.5 million). The Group has available to it a € 80.0 million (2001: € 80.0 million) Revolving Credit Facility available to fund, primarily, seasonal working capital needs. At March 31, 2002 drawings under this facility amounted to € 20.0 million (March 31, 2001: € 30.0 million), with other short term borrowings amounting to € 3.4 million (March 31, 2001: € 2.5 million).

Bank guarantees have been established under the Revolving Credit Facility, utilising a further € 4.2 million of the facility's capacity as at March 31, 2002 (March 31, 2001: € 9.2 million).

At March 31, 2002, as the seasonal investment in net working capital gets underway, the Group had cash and cash equivalents of € 40.9 million (March 31, 2001: € 65.0 million). The net short term position, i.e. cash and cash equivalents net of borrowings under the Revolving Credit Facility and other short term borrowings was a net cash position of € 17.5 million at March 31, 2002 (March 31, 2001: € 32.5 million).

At March 31, 2002, the Group had € 559.6 million outstanding in long-term borrowings, of which € 26.9 million is due within one year. The Group's next scheduled repayment of long term debt under the August 14, 2000 Credit Agreement is € 18.3 million, which falls due on June 30, 2002. The voluntary prepayment made in December 2001 of € 12.0 million reduces the required payment at this date to € 6.3 million.

Certain provisions of the August 14, 2000 Credit Agreement and the indenture governing the Senior Notes require prepayment of the debt in certain circumstances including out of the proceeds of material disposals and out of excess cash flow as described in the August 14, 2000 Credit Agreements and the Senior Notes, respectively. No event to cause these provisions to become effective has occurred during the first three months of 2002.

As at March 31, 2002, and applying the amendments per the Amendment and Consent Letter of November 2001 to the August 14, 2000 Credit Agreement, the Group was in compliance with all financial and operating covenants contained in the instruments and agreements governing its indebtedness. The amendment to the August 14, 2000 Credit Agreement has been discussed in more detail in Note 5 to the Condensed Consolidated Financial Statements – "Borrowings".

Working capital
In the three months ended March 31, 2002, the Group had net cash outflows from operations of € 12.4 million (2001: € 7.3 million outflow). The seasonal impact of activity resulted in a € 38.5 million increase (2001 € 25.9 million increase) in accounts and notes receivable and a € 31.0 million increase in inventories (2001: € 3.1 million increase). In addition, there has been a € 16.1 million increase (2001: € 20.9 million decrease) in trade payables.

Net trade working capital was € 250.0 million as at March 31, 2002 compared to € 278.2 million as at March 31, 2001. This represents a reduction of the net investment in trade working capital in the three months ended March 31, 2002 of € 28.2 million compared to March 31, 2001.

In terms of the number of days sales invested in trade working capital for the Group as a whole, on the basis of the last three months of sales, this has decreased to 71 days as at March 31, 2002 compared to 76 days as at March 31, 2001.

The increase in trade working capital during the quarter reflects the typical working capital cycle of the business, which, traditionally, has the lowest investment in working capital at the end of December. Reflecting the seasonal nature of part of the Group's sales, the investment in working capital typically builds during the first three quarters of the year and then unwinds in the last quarter.

Capital expenditure
Capital expenditure in the three months ended March 31, 2002 amounted to € 8.3 million compared to € 9.0 million in the first three months of 2001.

Hedging
The Group generally hedges the majority of its future aluminium requirements. Such cover is usually taken for between six to twelve months. The Group hedges its U.S. dollar aluminium purchase price through the use of futures contracts on the London Metal Exchange.

As the aluminium purchases and the related aluminium hedging instruments are denominated in U.S. dollars the Group incurs currency risk on these transactions. The other primary source of currency transaction risk arises from the Group's receipt of revenues from certain sales agreements denominated in currencies other than the Euro but fulfilled from facilities in Euro participating states.

The Group hedges a portion of its U.S. dollar cash out flows arising on anticipated and committed aluminium purchases through the use of forward foreign exchange contracts. U.S. dollar cash flows generated by the US operations acquired in 2000 will however increasingly provide a natural cash flow hedge and reduce the need for the use of hedging derivative instruments.

Multi year supply contracts entered into in 1999 and 2000 have generated significant British pound sales revenues supplied from facilities based in Euro participating territories. These revenue flows will continue though 2002. The Group has hedged a portion of these revenue flows.

The Group has entered into interest rate hedging arrangements for the purposes of reducing its exposure to adverse fluctuations in interest rates. See Note 5, "Borrowings" to the Condensed Consolidated Financial Statements – "Interest rate hedging arrangements".

As at March 31, 2002 there had been no material change in the market risks faced by the Group since the end of the fiscal year ended December 31, 2001 and described in the Group's 2001 Annual Report on Form 20-F.

Equity
The Group implemented SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" with effect from January 1, 2001. As a consequence of this change in accounting principles, the Group saw a € 7.2 million reduction in other shareholders' equity as transition adjustments, net of tax benefits, were recognised in other comprehensive income with regard to aluminium and interest rate cash flow hedges. Changes in the fair value of financial instruments during 2001 that fell to be taken to equity gave rise to a further € 2.4 million reduction in shareholders' equity, net of tax benefits, a total reduction of € 9.6 million in that year. Changes in the fair value of financial instruments during the first quarter of 2002 have given rise to a € 3.9 million increase in shareholders' equity, net of tax benefits.

The actual amount that will be reclassified to the income earnings in the same period as the hedged cash flows impact upon the income statement may vary from this amount as a result of future changes in market conditions in the intervening period.

A significant portion of the reduction in equity discussed above relates to the financial instruments the Group has put in place to hedge interest rate risk. Under the terms of its credit agreements with its banks, the Group is required to hedge the interest rate risk on at least 75% of the principal amount of its bank borrowings. When falling due to be taken to the income statement, the impact of these hedging instruments would be offsetting the impact of reduced interest rates on the interest charged on the Group's debt.

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

IMPRESS HOLDINGS B.V.

By: ______________________
Name: J. Geake
Title: Chief Financial Officer

Date: May 15, 2002